FIFTH SUPPLEMENTAL CREDIT AGREEMENT

THIS FIFTH SUPPLEMENTAL CREDIT AGREEMENT (this "Agreement") is made effective as of November 8, 2024

BETWEEN:

INTEGRA RESOURCES CORP., a British Columbia corporation

(the "Borrower")

AND:

INTEGRA RESOURCES HOLDINGS CANADA INC., a British Columbia corporation

("Integra Holdings Canada")

AND:

INTEGRA HOLDINGS U.S. INC., a Nevada corporation

("Integra Holdings US")

AND:

DELAMAR MINING COMPANY, an Oregon corporation

("DeLamar")

AND:

MILLENNIAL PRECIOUS METALS CORP., a British Columbia corporation

("Millennial")

AND:

MILLENNIAL SILVER CORP., a corporation subsisting under the federal laws of Canada and extra-provincially registered in Ontario

("Millennial Silver")

AND:

MILLENNIAL SILVER NEVADA INC., a Nevada corporation

("Silver NV")

AND:

MILLENNIAL NV LLC, a Nevada limited liability company

("Millennial NV")

AND:

MILLENNIAL RED CANYON LLC., a Nevada limited liability company

("Red Canyon")

AND:

MILLENNIAL DEVELOPMENT LLC, a Nevada limited liability company

("Development")

AND:

MILLENNIAL ARIZONA LLC, an Arizona limited liability company

("Millennial AZ", and together with Integra Holdings Canada, Integra Holdings US, DeLamar, Millennial, Millennial Silver, Silver NV, Millennial NV, Red Canyon and Development, the "Corporate Guarantors")

AND:

BEEDIE INVESTMENTS LTD.

(the "Lender")

WHEREAS:

A. The Borrower, the Corporate Guarantors (collectively, the "Loan Parties") and the Lender are parties to a credit agreement dated as of July 28, 2022, as amended by a first supplemental credit agreement dated as of February 26, 2023, a second supplemental credit agreement dated as of May 4, 2023, a third supplemental agreement dated as of February 20, 2024, and a fourth supplemental agreement dated as of July 28, 2024 (as amended, the "Credit Agreement") which establishes a non-revolving convertible term loan in favour of the Borrower of up to the principal amount of US$20,000,000 (the "Loan");

B. The Initial Advance in the principal amount of US$10,000,000 was made by the Lender to the Borrower on the Closing Date;

C. The Second Advance in the principal amount of US$5,000,000 is scheduled for November 8, 2024; and

D. In order to facilitate the FCGI Acquisition (as defined in the Credit Agreement) a revision to the definition of Permitted Funded Debt under the Credit Agreement is required and the Lender has agreed to revise the definition of Permitted Funded Debt pursuant to the terms herein.

WITNESSES THAT in consideration of the premises and of the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.0 INTERPRETATION

1.1 Defined Terms

Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings given to them in the Credit Agreement, as amended by Section 3.0 of this Agreement (the "Amended Credit Agreement").

1.2 Gender and Number

In this Agreement, words importing the singular include the plural and vice versa; and words importing gender include all genders.

1.3 Section Headings

The insertion of headings and the division of this Agreement into Sections are for the convenience of reference only and shall not affect the interpretation hereof.

1.4 Entire Agreement

The Amended Credit Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto pertaining to the subject matter hereof, and there are no warranties, representations or other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein and in the Amended Credit Agreement.

1.5 Limited Waiver

No waiver of any of the provisions of this Agreement or the Credit Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

1.6 Severability of Provisions

The invalidity or unenforceability of any provision of this Agreement herein contained shall not affect the validity or enforceability of any other provision hereof or herein contained and any such invalid provision or covenant shall be deemed to be severable.

1.7 Currency References

All currency amounts referred to in this Agreement are in US Dollars unless otherwise indicated.

2.0 ACKNOWLEDGMENTS

2.1 Truth of Recitals

The Loan Parties confirm the accuracy of the facts and matters set out in the Recitals hereto and agree that the same shall be contractual and not a mere recital and that the same will form an integral part hereof.

2.2 Indebtedness

The Loan Parties acknowledge and agree that the Borrower is currently indebted to the Lender under the Credit Agreement in the principal amount of US$15,000,000 with respect to the Initial Advance and the Second Advance plus interest and costs (together with all other outstanding Obligations of the Loan Parties under the Credit Agreement and the other Loan Documents, the "Outstanding Obligations").

2.3 Acknowledgments

(a) The Loan Parties acknowledge and agree with the Lender that the Outstanding Obligations are owing to the Lender without abatement or setoff of any kind; and

(b) Each Loan Party acknowledges and agrees that the Security to which it is a party is valid and enforceable in accordance with its terms and is not released, or amended or merged in any manner as a result of the execution and delivery of this Agreement and the amendments to the Credit Agreement effected hereby and remains in full force and effect following the execution and delivery of this Agreement for the benefit of the Lender as security for its Outstanding Obligations.

3.0 AMENDMENTS TO CREDIT AGREEMENT

Effective as of the date of completion of the FCGI Acquisition, the Credit Agreement shall be deemed to be amended asset out below:

(a) by deleting the definition of "Permitted Funded Debt" in Section 1.1 and substituting the following therefor:

"Permitted Funded Debt" means, without duplication:

(a) the Obligations;

(b) debt secured by Purchase Money Security Interests or represented by Capital Leases not to exceed in the aggregate $15,000,000 ($1,000,000 in the case of Purchase Money Security Interests and Capital Leases that do not relate to the Florida Canyon Mine), excluding any office and accommodation lease balances not to exceed $1,500,000 in the aggregate, provided that Purchase Money Security Obligations and Capital Leases for Florida Canyon Mining Inc. ("FCMI") and the Florida Canyon Mine shall be non-recourse to the Borrower and other Loan Parties apart from FCMI save and except for Purchase Money Obligations and Capital Leases owed to Caterpillar Financial Services Corporation of up to $13,000,000 relating to the Florida Canyon Mine which may be recourse to the Borrower on an unsecured basis;

(c) Permitted Intercompany Loans;

(d) Other Subordinated Obligations not to exceed in the aggregate $500,000;

(e) indebtedness comprised of amounts owed to trade creditors and accruals in the ordinary course of business, which are either not overdue or, if disputed and in that case whether or not overdue, are being contested in good faith by such Loan Party by appropriate proceedings diligently conducted, and provided always that the failure to pay such Indebtedness could not be expected to result in a Material Adverse Effect;

(f) indebtedness associated with all Existing Royalty Agreements and with any future royalty obligations approved by the Lender in its sole discretion;

(g) any indebtedness in respect of reclamation or other bonding obligations required by Applicable Law; and

(h) other unsecured indebtedness not to exceed $500,000.

4.0 REPRESENTATIONS, WARRANTIES AND COVENANTS

The Borrower agrees with and confirms to the Lender that as of the date hereof, each of the representations and warranties contained in Section 7.1 of the Amended Credit Agreement is true and accurate in all material respects, except to the extent that they relate to an earlier date, in which case they are true and correct as of such date.  Further, the Borrower hereby represents, warrants and covenants to the Lender that:

(a) no Default or Event of Default has occurred and is continuing;

(b) the execution and delivery of this Agreement, the amendments to the Credit Agreement contemplated herein (i) are within its powers; (ii) do not require any consent or approval of the Exchange; (iii) have been duly authorized by all necessary corporate action; (iv) have received all necessary authorizations of Governmental Authorities (if any required); and (v) do not and will not contravene or conflict with any provision of its constating documents or by-laws or of any Applicable Laws or any material agreement, judgment, license, order or permit applicable to or binding upon the Loan Parties; and

(c) this Agreement is a legal, valid and binding obligation of each of the Loan Parties, enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, winding-up, moratorium or similar applicable laws relating to the enforcement of creditors' rights generally and by general principles of equity;

5.0 GENERAL

5.1 Credit Agreement

(a) All references to the "this Agreement" or the "Credit Agreement" and all similar references in any of the other Loan Documents shall hereafter include, mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents. This Agreement shall constitute a "Loan Document" under, and as defined in, the Amended Credit Agreement.

(b) This Agreement is supplemental to and shall be read with and deemed to be part of the Credit Agreement and the Credit Agreement shall from the date of this Agreement be read in conjunction with this Agreement.

(c) This Agreement shall henceforth have effect so far as practicable as though all of the provisions of the Credit Agreement and this Agreement were, as appropriate, contained in one instrument.

(d) All of the provisions of the Credit Agreement, except only insofar as the same may be inconsistent with the express provisions of this Agreement or amended by this Agreement, shall apply to this Agreement.

(e) If, after the date of this Agreement, any provision of this Agreement is inconsistent with any provision of the Credit Agreement, the relevant provision of this Agreement shall prevail.

(f) The Credit Agreement as changed, altered, amended, modified and supplemented by this Agreement shall be and continue in full force and effect and be binding upon the Borrower and the Lender and is hereby confirmed in all respects.

5.2 Expenses

The Borrower agrees to pay all legal fees, costs and disbursements and taxes thereon incurred by the Lender in connection with this Agreement and all matters incidental hereto, provided that such legal fees (excluding taxes, costs and disbursements) up to the date hereof.

5.3 Further Assurances

The Loan Parties will from time to time forthwith at the Lender's request and at the Borrower's own cost and expense make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Lender and as are consistent with the intention of the parties as evidenced herein, with respect to all matters arising under the Amended Credit Agreement, the Security and this Agreement.

5.4 Counterparts

This Agreement may be executed and delivered by facsimile or by electronic mailing in Portable Document Format (PDF) or DocuSign and in one or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument.  Each party hereby irrevocably consents to and authorizes each other party and its solicitors to consolidate the signed pages of each such executed counterpart into a single document, which consolidated document shall be deemed to be a fully executed original copy of this Agreement as though all parties had executed the same document.

5.5 Governing Law

This Agreement shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in British Columbia.  Each party to this Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of British Columbia and all courts competent to hear appeals therefrom.

[signature page follows]

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed on the day and year first above written.

INTEGRA RESOURCES CORP., as Borrower

By:	(signed) "Andree St-Germain"
Name: Andree St-Germain
Title: CFO

BEEDIE INVESTMENTS LTD., as Lender

By:	(signed) "Ryan Beedie"
Name: Ryan Beedie
Title: President

Acknowledged and agreed to by the undersigned Corporate Guarantors.

INTEGRA RESOURCES HOLDINGS CANADA INC.		INTEGRA HOLDINGS U.S. INC.

By:	(signed) "Andree St-Germain"	By:	(signed) "Andree St-Germain"
	Name: Andree St-Germain		Name: Andree St-Germain
	Title: CFO		Title: CFO

DELAMAR MINING COMPANY		MILLENNIAL PRECIOUS METALS CORP.

By:	(signed) "Andree St-Germain"	By:	(signed) "Andree St-Germain"
	Name: Andree St-Germain		Name: Andree St-Germain
	Title: CFO		Title: CFO

MILLENNIAL SILVER CORP.		MILLENNIAL SILVER NEVADA INC.

By:	(signed) "Andree St-Germain"	By:	(signed) "Andree St-Germain"
	Name: Andree St-Germain		Name: Andree St-Germain
	Title: CFO		Title: CFO

MILLENNIAL NV LLC		MILLENNIAL RED CANYON LLC.

By:	(signed) "Andree St-Germain"	By:	(signed) "Andree St-Germain"
	Name: Andree St-Germain		Name: Andree St-Germain
	Title: CFO		Title: CFO

[Fifth Supplemental Credit Agreement - Signature Page]

MILLENNIAL DEVELOPMENT LLC		MILLENNIAL ARIZONA LLC

By:	(signed) "Andree St-Germain"	By:	(signed) "Andree St-Germain"
	Name: Andree St-Germain		Name: Andree St-Germain
	Title: CFO		Title: CFO

[Fifth Supplemental Credit Agreement - Signature Page]